Filed by Quinton Cardiology Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Quinton Cardiology Systems, Inc.
Commission File No.: 000-49755

Cardiac Science Quinton CARDIOLOGY

NEWS RELEASE for June 14, 2005 at 1:30 am EDT

For Cardiac Science Investors	Cardiac Science	Quinton Cardiology Systems
Matt Clawson (Investors)	Roderick de Greef	Mike Matysik
Len Hall (Media)	EVP and CFO	Sr. Vice President and CFO
Allen & Caron Inc	(949) 797-3800	(425) 402-2009
(949) 474-4300

CARDIAC SCIENCE AND QUINTON
ANNOUNCE EARLY TERMINATION OF HART-SCOTT-RODINO
WAITING PERIOD RELATING TO THE COMPANIES’ PROPOSED MERGER

IRVINE, CA and BOTHELL, WA (June 14, 2005)... Cardiac Science, Inc. (Nasdaq: DFIB), a leading manufacturer of life-saving automatic public-access defibrillators, and Quinton Cardiology Systems, Inc. (Nasdaq: QUIN), a global leader in advanced cardiology products, today announced that both companies have received notification from the Federal Trade Commission (FTC) that the United States Department of Justice and the FTC have granted early termination of the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976 waiting period relating to the Companies’ proposed merger. Termination or expiration of the HSR waiting period is a condition to completing the proposed merger of the two companies.

About Quinton Cardiology Systems

     Quinton, with operations in Bothell, WA, Deerfield, WI and Shanghai, China, develops, manufactures, markets and services a family of advanced cardiology products such as electrocardiographs, cardiac stress test systems, Holter monitors, cardiac rehabilitation telemetry systems, and cardiology data management systems used in the diagnosis, monitoring and management of patients with cardiovascular disease. Quinton markets its products under the Quinton® and Burdick® brand names. For more information, please visit www.quintoncardiology.com or contact Quinton at (425) 402-2009.

About Cardiac Science

     Cardiac Science, with operations in Irvine and Lake Forest, CA, Minneapolis, MN, Manchester, England and Copenhagen, Denmark, develops, manufactures and markets Powerheart®-brand automatic public-access defibrillators (AEDs) and offers comprehensive AED/CPR training and AED program management services that facilitate successful deployments. The Company also makes the Powerheart® CRM™, the only FDA-cleared therapeutic patient monitor that instantly and automatically treats hospitalized cardiac patients who suffer life-threatening heart rhythms. For more information, please visit www.cardiacscience.com or contact Cardiac Science at (949) 797-3800.

Where to Find Additional Information about the Merger

     Under the terms of the merger agreement, the parties have formed a new corporation, CSQ Holding Company, and two wholly-owned acquisition subsidiaries of CSQ Holding Company that will merge with and into Quinton and Cardiac Science, respectively. As part of the proposed transaction, Quinton will also merge into CSQ Holding Company. CSQ Holding Company has filed a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus in connection with the proposed merger transaction. Investors and security holders are urged to read the definitive joint proxy statement/prospectus carefully when it becomes

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CARDIAC SCIENCE AND QUINTON ANNOUNCE EARLY TERMINATION OF HSR WAITING PERIOD
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available because it will set forth important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Cardiac Science by contacting Cardiac Science Investor Relations at (949) 474-4300. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Quinton by contacting Quinton Investor Relations at (425) 402-2009.

     Quinton and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Quinton in connection with the proposed merger transaction. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the joint proxy statement/prospectus of Cardiac Science and Quinton described above. Additional information regarding these directors and executive officers is also included in Quinton’s Annual Report on Form 10-K/A for the year ended December 31, 2004, which was filed with the Securities and Exchange Commission on April 22, 2005. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Quinton by contacting Quinton Investor Relations at (425) 402-2009.

     Cardiac Science and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Cardiac Science in connection with the proposed merger transaction. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus of Cardiac Science and Quinton described above. Additional information regarding the directors and executive officers of Cardiac Science is also included in Cardiac Science’s Annual Report on Form 10-K for the year ended December 31, 2004, which was filed with the Securities and Exchange Commission on March 16, 2005. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Cardiac Science by contacting Cardiac Science Investor Relations at (949) 474-4300.

     This press release includes forward-looking statements. These statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. Actual results may differ materially from those projected in or contemplated by the forward-looking statements. Quinton and Cardiac Science have based these forward-looking statements on current expectations, assumptions, estimates and projections. While Quinton and Cardiac Science believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond each company’s respective control. These risks include: the risk that the combined company may not achieve the benefits expected from the transaction, which may have a material adverse effect on the combined company’s business and could result in loss of key personnel, the risk that the transaction may be completed even though material adverse changes may result from the announcement of the transaction, industry-wide changes and other causes, the risk that the combined company may not be able to develop new competitive products and the risk that the transaction may not be completed or that the closing of the transaction may be delayed due to failure to obtain regulatory or other approvals or the occurrence of a material adverse change in one or both of the parties. These and other important factors, including those discussed in Quinton’s Annual Report on Form 10-K for the year ended December 31, 2004, as amended, under the heading “Certain Factors That May Affect Future Results,” and in Cardiac Science’s Annual Report on Form 10-K for the year ended December 31, 2004, under the heading “Risk Factors,” may cause the actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. Neither Cardiac Science nor Quinton undertakes any obligation to update any such statements or to publicly announce the results if any revisions to any such statements to reflect future events or developments.

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